Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and between

MERIT MEDICAL SYSTEMS, INC.

and CRYOLIFE, INC.

February 3, 2016

7897718_2.docx

6	[Intentionally Omitted]	16
7	Post-Closing Covenants	16
	(a) General	16
	(b) Reimbursement Obligation	16
	(c) Non-Competition	16
	(d) Transfer of Assets	17
	(e) Tax Periods	19
	(f) Supply	19
	(g) Records	19
8	Remedies for Breaches of this Agreement	19
	(a) Survival of Representations and Warranties	19
	(b) Indemnification Provisions for Benefit of Buyer and Seller	20
	(c) Matters Involving Third Parties	21
	(d) Characterization of Payments	22
	(e) Limitations	22
	(f) Escrow Agreement	23
	(g) Exclusive	23
9	[Intentionally Omitted]	23
10	Miscellaneous	24
	(a) Press Releases and Public Announcements	24
	(b) No Third-Party Beneficiaries	24
	(c) Entire Agreement	24
	(d) Succession and Assignment	24
	(e) Counterparts	24
	(f) Headings	24
	(g) Notices	24
	(h) Governing Law; Jurisdiction	26
	(i) Amendments and Waivers	26
	(j) Severability	26
	(k) Expenses	26
	(l) Construction	26
	(m) Incorporation of Exhibits and Schedules	26
	(n) Specific Performance	27
	(o) Waiver of Trial By Jury	27
	(p) Transfer Taxes	27

Exhibit ADescription of the Device

Exhibit BEscrow Agreement

Exhibit CBill of Sale

Exhibit DAssignment and Assumption of Acquired Contracts

Exhibit EIntellectual Property Transfer Documents

Exhibit FTransition Supply Agreement

Schedule AAcquired Assets

Schedule BExcluded Assets

Schedule CAssumed Liabilities

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of February 3, 2016, by and between MERIT MEDICAL SYSTEMS, INC., a Utah corporation (“Buyer”), and CRYOLIFE,  INC., a Florida corporation (“Seller”).  Buyer and Seller are referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

A.Seller owns the intellectual property and other assets related to the “Device” as defined below.

B.Seller desires to sell to Buyer Seller’s right, title and interest in the assets used by Seller exclusively in Seller’s Device business (the “Business”) and certain other assets of Seller identified in this Agreement, which assets are collectively defined below as the Acquired Assets, and Buyer desires to purchase from Seller all the Acquired Assets in exchange for the consideration set forth herein, all upon the terms and subject to the conditions of this Agreement.

C.Seller and Buyer are willing to make certain representations, warranties, covenants and agreements in connection with such sale and purchase.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

1.Definitions.  For purposes of this Agreement, the following terms have the meanings set forth below:

“Acquired Assets” means all of the assets of Seller used by Seller exclusively in the Business and certain other assets of Seller identified in Schedule A  to this Agreement, including each of the following: (a) all Acquired Intellectual Property; (b)  the Manufacturing Equipment (including Inventory); (c) all of Seller’s plans, drawings and specifications, and all of Seller’s books, records and files, in each case, (i) to the extent related to the Device,  (ii) which Seller either owns or possesses the right to assign to Buyer and (iii) which is used by Seller to operate the Business prior to the Closing Date; (d) Seller’s vendor and supplier lists to the extent related to the Device or the manufacture of the Device; (e) all goodwill of Seller in the Acquired Intellectual Property and the Device to the extent related to the Business; (f) the Acquired Contracts; and (g) all Seller’s enhancements, improvements, developments, extensions, modifications and subsequent versions of any of the foregoing through the Closing; provided, however, that the term “Acquired Assets” shall not include any of the Excluded Assets.

“Acquired Contracts” means the contracts, leases, licenses and other agreements or arrangements of Seller which are listed on Section 3(i) of the Disclosure Letter.

“Acquired Intellectual Property” means all of Seller’s right, title and interest in the following Intellectual Property:

(a)all inventions (whether patentable or unpatentable, whether or not reduced to practice, and whether or not the subject of any patent applications) and any additions and improvements thereto, in each case if such invention, addition or improvement (i) is owned by Seller or Seller possesses the right to assign such invention, addition or improvement to Buyer and (ii) is an Acquired Asset, is used by Seller exclusively in the Business or is held by Seller exclusively for use in the Business;

(b)all patents, patent rights, patent disclosures, utility models, certificates of invention, statutory invention registrations, and applications for any of the foregoing, together with any reissuances, continuations, continuations in part, revisions, extensions, divisions, renewals, or reexaminations of any of the foregoing, in each case which are listed on Section 3(g)(iii) of the Disclosure Letter (each a “Patent”);

(c)all trademarks, service marks, trade dress, logos, trade names and any applications, registrations, and renewals in connection therewith), in each case which are listed on Section 3(g)(iii) of the Disclosure Letter and all goodwill associated therewith (each a “Trademark”);

(d)all works of authorship which Seller either owns or has the right to assign to Buyer  in whatever form or medium, any copyrights therein (whether registered or unregistered), and any applications, registrations, and renewals relating thereto, in each case which are listed on Section 3(g)(iii) of the Disclosure Letter (each a “Copyright”);

(e)all trade secrets (including but not limited to ideas, research and development, know-how, formulas, tutorials, training materials, processes, protocol, compositions, manufacturing and production processes and techniques, procedures, devices, technical data, designs, drawings, specifications and supplier lists) if such trade secret (i) is owned by Seller or Seller possesses the right to assign such trade secret to Buyer and (ii) is an Acquired Asset, is used by Seller exclusively in the Business or is held by Seller exclusively for use in the Business;

(f)all other proprietary rights in information and technology if such proprietary right (i) is owned by Seller or Seller possesses the right to assign such proprietary right to Buyer and (ii) is an Acquired Asset, is used by Seller exclusively in the Business or is held by Seller exclusively for use in the Business;

(g)except with respect to rights of Seller under this Agreement or as a result of the Transactions, all of Seller’s legal and equitable remedies for past, present, and future infringements, misappropriations, misuses, dilutions, and other violations by third persons of any of the foregoing Acquired Intellectual Property; and

(h)except with respect to rights of Seller under this Agreement or as a result of the Transactions, all of Seller’s rights, title, and interests in and to any of the foregoing Acquired Intellectual Property provided by any treaty, statute, convention, common law, regulation, or any other Law

“Acquisition Proposal” shall mean any proposal or offer made by any Person other than the Buyer or any Affiliate thereof to acquire, license, commercialize, distribute, market, manufacture, lease or transfer all or any part of, the Device or any of the Acquired Assets (or any of Seller’s interest in the Device or any of the Acquired Assets), but excluding proposals and offers, in each case to the extent occurring in the Ordinary Course of Business and excluding proposals and offers contemplating the acquisition of control of Seller.

“Adverse Consequences” means all damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, obligations, taxes, Encumbrances, losses or fees, together with all reasonable expenses and fees, including court costs and attorneys’ fees and expenses, including those arising out of any actions, suits, proceedings, hearings, official inquiries, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees or rulings, in each case if and to the extent arising out of, resulting from or caused by a breach by a Party of a representation, warranty or covenant of this Agreement giving rise to indemnification pursuant to Section 8 of this Agreement.

“Affiliate” has the meaning set forth in Rule 12b-2 of Regulation 12B promulgated under the Securities Exchange Act.

“Assignment of Contracts” has the meaning set forth in Section 5(a)(ix)(C) below.

“Assumed Liabilities” has the meaning set forth in Section 2(b)(i) below.

“Bill of Sale” has the meaning set forth in Section 5(a)(ix)(B) below.

“Buyer Indemnitees” has the meaning set forth in Section 8(b)(i) below.

“Closing” has the meaning set forth in Section 2(e) below.

“Closing Date” has the meaning set forth in Section 2(e) below.

“Commercially Reasonable Efforts” the efforts required to be taken by a Party for such Party’s efforts to be considered commercially reasonable when evaluated in light of the applicable circumstances.

“Device” means the HeRO® Graft and related products, as described in greater detail on Exhibit A attached hereto.

“Device Confidential Information” has the meaning set forth in Section 7(c) below.

“Disclosure Letter” has the meaning set forth in Section 3 below.

“Encumbrance” shall mean any mortgage, pledge, assessment, security interest, deed of trust, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future, excluding in each case Permitted Liens.

“Escrow Agent” has the meaning set forth in Section 2(c)(i) below.

“Escrow Agreement” has the meaning set forth in Section 2(c)(i) below.

“Escrow Amount” has the meaning set forth in Section 2(c)(i) below.

“Escrow Funds” has the meaning set forth in Section 2(c)(ii) below.

“Excluded Assets” has the meaning set forth in Section 2(a) below.

“Excluded Liabilities” has the meaning set forth in Section 2(b)(ii) below.

“FDA” shall mean the United States Food and Drug Administration and any successor entity.

“FDCA” shall mean the Food, Drug, and Cosmetic Act, as amended, including the rules and regulations promulgated thereunder, and the FDA’s published policies and guidelines related thereto.

“Financial Statements” has the meaning set forth in Section 3(o) below.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time, consistently applied.

“Governmental Authority” means any government, state, commonwealth or any subdivision thereof, whether domestic, foreign or multinational, or any agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal.

“Governmental Order” shall mean any consents, approvals, authorizations, qualifications order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indemnified Party” has the meaning set forth in Section 8(c) below.

“Indemnifying Party” has the meaning set forth in Section 8(c) below.

“Intellectual Property” means (a) inventions (whether patentable or unpatentable, whether or not reduced to practice, and whether or not the subject of any patent applications) and any additions and improvements thereto; (b) patents, patent disclosures, utility models, certificates of invention, statutory invention registrations, and applications for any of the foregoing, together with any reissuances, continuations, continuations in part, revisions, extensions, divisions, renewals, or reexaminations of any of the foregoing, (c) trademarks, service marks, trade dress, logos, trade names, Internet domain names and URLs, and corporate names, together with any translations, adaptations, derivations, and combinations thereof, and any applications, registrations, and renewals in connection therewith; (d) works of authorship (including tutorials, programs, brochures, posters and documentations) in whatever form or medium, any copyrights therein (whether registered or unregistered), and any applications, registrations, and renewals relating thereto; (e) trade secrets and confidential information, including ideas, research and development, know-how, formulas, processes, protocol, compositions, manufacturing and production processes and techniques, sterilization processes and validation information, procedures, devices, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals; and (f) mask works.

“Intellectual Property Rights” means all rights in and to Intellectual Property.

“Inventory” means all inventory of the Device, including raw materials held by or on behalf of Seller for manufacturing the Device.

“Laws” means all federal, state, municipal, foreign, and international laws, rules, regulations, codes, statutes, constitutions, ordinances, directives, treaties, proclamations, conventions, and orders, and all judicial, quasi-judicial and administrative and other official interpretations of any of the foregoing.

“Liability” means any liability, obligation, debt, demand, claim, expense or commitment (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Manufacturing Equipment” means all equipment, machinery, tools and dies that are used by Seller exclusively in the Business,  including those assets as described in Schedule A, but excluding the items set forth on Schedule B attached hereto.

 “Material Adverse Effect” means an effect or effects which, individually or in the aggregate, (i) with respect to Seller, materially affects the Seller’s ability to consummate the Transactions, or could reasonably have a material adverse economic effect on the Acquired Assets or Device, or (ii) with respect to Buyer, an effect or effects which, individually or in the aggregate, materially adversely affects Buyer’s ability to consummate the Transactions.

“Most Recent Balance Sheet” has the meaning set forth in Section 3(o) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity, frequency and price).

“Permitted Lien” means Encumbrances (i) for Taxes that are not delinquent, (ii) for Taxes being contested in good faith by appropriate proceedings, (iii) that are statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental agreements for amounts not yet due or payable, and (iv) in connection with Seller’s secured credit facility as disclosed in

Seller’s Form 8-K filed with the Securities and Exchange Commission on January 25, 2016, which in the case of (iv) will be released on the Closing Date.

“Person” means an individual, a partnership, a limited liability company, limited partnership, a limited liability partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“Post-Closing Liabilities” has the meaning set forth in Section 2(b)(i) below.

“Purchase Price” has the meaning set forth in Section 2(c) below.

“Restricted Period” has the meaning set forth in Section 7(d)(ii) below.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller Indemnitees” has the meaning set forth in Section 8(b)(ii) below.

“Seller’s Knowledge” is applicable to certain of those warranties and representations set forth in Section 3 of this Agreement or other provisions elsewhere in this Agreement, which are subject to the qualification “to Seller’s knowledge” or “to the knowledge of Seller,” or otherwise limited to matters “known” to Seller.  Seller will be deemed to have “knowledge” of a matter relating to Seller, the Device or the Acquired Assets if an executive officer (as defined in Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended) of Seller had knowledge of such matter or would have acquired such actual knowledge had he or she inquired at or prior to that time as to such subject matter to (i) those of Seller’s employees that would be expected to have knowledge of such subject matter in the course of performing their duties for Seller and (ii) with respect to Section 3(g)((iii)(D) only, Kevin King, Seller’s outside patent legal counsel based on the information of which he is aware as a result of serving as Seller’s outside patent legal counsel with respect to the Acquired Intellectual Property and the information in the Seller’s files and records maintained by him.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental, customs duties, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, estimated or other tax, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Returns” means any return (including any information return), report, statement, declaration, schedule, notice, notification, form, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 8(c)(i) below.

“Transaction Documents” means this Agreement and the documents attached hereto as an exhibit or required to be executed and delivered pursuant to this Agreement.

“Transactions” means the transactions provided for or contemplated by this Agreement and the other Transaction Documents.

“Transition Supply Agreement” means the Transition Supply Agreement to be entered into on the Closing Date by and between the Seller and the Buyer, as set forth in Exhibit F to this Agreement.

2.Basic Transactions.

(a)Transactions.  On and subject to the terms and conditions of this Agreement, at the Closing, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, all of Seller’s right, title and interest in, all of the Acquired Assets at the Closing, for the consideration specified below in this Section 2.  Title to the Acquired Assets owned by Seller, shall pass to Buyer at the Closing, and risk of loss shall pass to Buyer upon the Closing.  The Parties intend for all of the Acquired Assets owned by Seller or an Affiliate of Seller to be transferred to Buyer, and Seller agrees to cause all of the Acquired Assets to be sold, transferred, conveyed, assigned and delivered to Buyer in accordance with the terms of this Agreement.  The parties acknowledge and agree that the Acquired Assets do not include the assets, rights, or property that is not an Acquired Asset, including, for clarity, the assets identified on Schedule B attached hereto (the “Excluded Assets”).

(b)Assumption/Exclusion of Liabilities.

(i)Assumed Liabilities.  Subject to the conditions specified in this Agreement, on the Closing Date, Buyer shall assume and shall pay, defend, discharge and perform as and when due only the liabilities identified in Schedule C, including those liabilities and obligations under the Acquired Contracts first arising or accruing after the Closing Date, but, in the case of each Acquired Contract, only to the extent that Seller’s rights and benefits under such Acquired Contract are validly assigned to Buyer pursuant to this Agreement (collectively, such assumed liabilities and obligations pursuant to this Section 2(b)(i) are referred to herein as the “Assumed Liabilities”).  Buyer shall also be solely responsible for, and shall pay, defend, discharge and perform, all obligations and liabilities resulting from or arising out of the ownership or use of the Acquired Assets, or the operation of the Business, in each case solely at or after the Closing collectively, the (“Post-Closing Liabilities”).    As between Seller and Buyer, Buyer assumes sole liability for all Assumed Liabilities and all Post-Closing Liabilities.

(ii)Excluded Liabilities.  Other than the Assumed Liabilities and the obligations of Buyer under this Agreement or in connection with the Transactions, Buyer will not assume or be liable for, and will have no responsibility for any Liabilities of Seller of any kind or nature (all such Liabilities other than the Assumed Liabilities collectively, the “Excluded Liabilities”).  As between Seller and Buyer, Seller retains sole liability for all Excluded Liabilities.

(c)Consideration Provided by Buyer for the Acquired Assets.  Subject to the terms and conditions of this Agreement, including the provisions of Section 2(d) below, as total consideration for the Acquired Assets, Buyer shall pay Seller an aggregate of Eighteen Million Five Hundred Thousand Dollars ($18,500,000) (the “Purchase Price”), as follows:

(i)Buyer shall deliver to Seller at the Closing, by wire transfer in accordance with Seller’s wiring instructions, Eighteen Million Five Hundred Thousand Dollars ($18,500,000) less $740,000 (such amount, the “Escrow Amount”) held pursuant to the “Escrow Agreement” substantially in the form of Exhibit B attached hereto, among Buyer, Seller and Zions First National Bank, as escrow agent (“Escrow Agent”); and

(ii)Buyer shall deliver to the Escrow Agent the Escrow Amount.  The Escrow Amount plus all earnings thereon (the “Escrow Funds”) will be available to satisfy indemnification obligations of Seller as set forth in Section 8.

(d)Allocation of Purchase Price.  The Purchase Price (and all Assumed Liabilities and other capitalized costs treated for income Tax purposes as paid for the Acquired Assets) shall be allocated among the Acquired Assets in a reasonable manner in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, based on the relative fair market values of the Acquired Assets. Buyer shall complete and deliver a schedule setting forth the proposed allocation of the Purchase Price among the Acquired Assets to Seller on or before March 31, 2016.  Unless Seller notifies Buyer of any objection to the Buyer-prepared allocation schedule within 30 days after Seller’s receipt of such allocation schedule, such schedule shall be deemed to be mutually agreed upon by the Parties. In the event that Seller timely and reasonably disagrees with the proposed allocation schedule, the Parties will work and negotiate in good faith to resolve any disputes and finalize such allocation schedule as soon as possible thereafter.  If Buyer and Seller fail to agree on a resolution of Seller’s objections to the allocation schedule within 30 days after Seller notifies Buyer of Seller’s objections, any disputed elements of the allocation schedule shall be promptly referred to the accounting firm of KPMG, LLP for final resolution, with each party bearing 50% of the fees and other costs associated with resolution of the disagreement by the accounting firm. Buyer and Seller will file all of their tax returns consistent with the foregoing allocation schedule as agreed upon or otherwise finally determined by the accounting firm and will not take any position inconsistent with such allocation on any tax return or in any tax audit or tax-related proceeding, unless otherwise required by a Governmental Authority.  If a Party receives a request from a Governmental Authority to alter the allocation schedule, such Party will notify the other Party of such request.

(e)The Closing.  The closing of the Transactions (the “Closing”) shall take place at the offices of Buyer, effective as of 11:59:59 p.m. Eastern Time on the date of this Agreement (the “Closing Date”).

(f)Deliveries at the Closing.  At the Closing, (i) Seller will deliver to Buyer the various certificates, instruments, and documents referred to in Section 5(a) below; (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to in Section 5(b) below; and (iii) Buyer will deliver to Seller the consideration specified in Section 2(c)(i) above.

3.Representations and Warranties of Seller.  Except as otherwise set forth in the disclosure letter delivered by Seller to Buyer on the date hereof (the “Disclosure Letter”), corresponding to the relevant Sections below, Seller represents and warrants to Buyer as follows:

(a)Organization of Seller.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Florida.  Seller has full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it.

(b)Authorization of Transaction.  Seller has full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance of this Agreement and the Transaction Documents by Seller and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or any of the Transaction Documents or to consummate any of the Transactions.  This Agreement and the other Transaction Documents to which Seller is a party, assuming the due authorization, execution and delivery hereof and thereof by Buyer hereto and thereto, constitute the valid and legally binding obligations of Seller, as applicable, enforceable against Seller in accordance with their terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting or relating to the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c)Non-contravention.  Neither the execution and delivery of this Agreement nor any of the other Transaction Documents to which Seller is a party, nor the consummation of the Transactions, will (i) result in a violation by Seller of any Law or other restriction of any Governmental Authority to which Seller is subject or any provision of the certificate of incorporation or bylaws (or any other governance document) of Seller or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of the Acquired Assets is subject (or result in the imposition of any Encumbrance upon any of the Acquired Assets), or (iii) require Seller to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any Governmental Authority or private non-governmental third-party.  Section 3(c) of the Disclosure Letter sets forth each consent required from a third party, in each case, which would reasonably be expected to have a Material Adverse Effect (including any Governmental Authority) in order for Seller to consummate the Transactions (including to sell and assign the Acquired Assets to Buyer free and clear of any Encumbrance) or where such consent is required by the terms of an Assumed Contract or other Acquired Assets.

(d)Title to Assets; Sufficiency of Assets.  Schedule A contains an accurate and complete listing of all of the Acquired Assets.  All of the tangible Acquired Assets are in material compliance with all requirements of all governing laws and regulations, and in good working order and repair, except for ordinary wear and tear.  Seller owns, and has good and valid title to, all of the

Acquired Assets, free and clear of any Encumbrance or other restriction on transfer, other than the Assumed Liabilities.  At the Closing, Seller will convey to Buyer good and valid title to all of the tangible Acquired Assets, free and clear of any Encumbrance or other restriction on transfer.  The Acquired Assets include Seller’s assets necessary for Buyer to operate the Business in substantially the same manner immediately following the Closing as Seller has been operating the Business in the Ordinary Course of Business.  Other than certain infrastructure and office equipment described in Schedule B,  Seller does not use assets owned by another Person in the operation of the Business.   For purposes of clarity, this Section 3(d) is not a representation or warranty with respect to non-infringement of the Acquired Intellectual Property, which is addressed exclusively in Section 3(g).

(e)No Adverse Change.  Except as set forth on Section 3(e) of the Disclosure Letter, since December 31, 2015, there has not been any Material Adverse Effect with respect to Seller.  Without limiting the generality of the foregoing, since that date, other than in the Ordinary Course of Business and other than with respect to Permitted Liens, except as set forth on Section 3(e) of the Disclosure Letter:

(i)Seller has not sold, leased, transferred, or assigned any of the Acquired Assets;

(ii)Seller has not granted any license or sublicense or any Intellectual Property Rights under or with respect to any Acquired Intellectual Property;

(iii)Seller has not committed to any of the foregoing set forth in subparagraphs (e)(i) and (e)(ii); and

(iv)Seller has not experienced any damage, destruction, or loss (whether or not covered by insurance) to any tangible Acquired Assets.

(f)Legal Compliance.  The Seller conducts the Business in compliance in all material respects with all applicable Laws and Governmental Orders.  Seller has in effect all approvals, clearances, authorizations, certificates, filings, franchises, licenses, notices, permits, clearances, exemptions and registrations of, with or from all Governmental Authorities  that are required for Seller’s operation of the Business (collectively, “Permits”).  Section 3(f) of the Disclosure Letter contains a complete listing of all Permits required for the conduct of Seller’s Business as currently conducted.  No violation, loss or expiration of any of such Permits is pending or, to Seller’s Knowledge, threatened other than expiration in accordance with the terms thereof.  No notice, citation, summons or order has been issued to Seller, no complaint has been filed with Seller, no penalty has been assessed against Seller and no investigation or review is pending or, to Seller’s Knowledge, threatened, by any Governmental Authority, in each case with respect to any alleged failure by Seller to have any such Permit.

(g)Intellectual Property.

(i)Seller owns all Acquired Intellectual Property.

(ii)To Seller’s Knowledge, the Device, as it is intended to be manufactured and sold, does not infringe upon, misappropriate, or violate any Intellectual Property Rights of any third Person; and none of the officers or directors (or employees with responsibility for Intellectual Property matters) of Seller has ever received, or has knowledge of, any charge, complaint, claim, allegation, demand, or notice, in each case with respect to Intellectual Property rights in the Device, whether directed to Seller or an Affiliate of Seller or any subcontractor, sublicensee, subdistributor, or retailer, alleging any such infringement, misappropriation, or  violation of any third-party Person’s Intellectual Property.  To Seller’s Knowledge, no Person is infringing upon, misappropriating or violating any Acquired Intellectual Property.

(iii)Section 3(g)(iii) of the Disclosure Letter identifies each Patent, Copyright registration, and Trademark registration that has been issued to Seller or any Subsidiary of Seller included in the Acquired Intellectual Property and identifies each pending application for a Patent, Copyright registration and Trademark registration  that Seller or Subsidiary has made with respect to any of the Acquired Intellectual Property. Section 3(g)(iii) of the Disclosure Letter also includes any actions that must be taken within 90 days of the Closing Date to maintain the registrations and applications identified in Section 3(g)(iii) of the Disclosure Letter.  With respect to each item of Intellectual Property required to be identified in Section 3(g)(iii) of the Disclosure Letter:

(A) Seller solely owns the item, free and clear of any Encumbrance or license (provided that this subsection (A) does not constitute a representation or warranty regarding infringement upon, misappropriation of, or violation of any Intellectual Property Rights of any third Person), except for such licenses, agreements, and other permissions that Seller has granted to any Person with respect to such item and that also are identified in Section 3(g)(iii) of the Disclosure Letter;

(B) the item is not subject to any binding outstanding injunction, judgment, order, decree, or other ruling of any Governmental Authority of competent jurisdiction;

(C) to Seller’s Knowledge, the item if a Patent, registered Trademark or registered Copyright remains valid, enforceable, and subsisting; and

(D) To Seller’s Knowledge, Seller’s executive officers have not evaluated any prior art with respect to such item, which is reasonably likely to render such item invalid or unenforceable.

(iv)Section 3(g)(iv) of the Disclosure Letter identifies each item of Acquired Intellectual Property that Seller uses pursuant to license, sublicense, agreement, or permission (other than generally, commercially available or off-the-shelf software with a purchase or license price of less than $5,000).

(v)All of the employees of Seller and all independent contractors and consultants of Seller, in each case, who participated in the conception, creation, reduction to practice, or other development of any Acquired Intellectual Property, have entered into invention assignment and confidentiality agreements under which such contractors and consultants have assigned to Seller all of their right, title and interest in and to the Acquired Intellectual Property and have agreed not to use or disclose, other than for the benefit of Seller or its successors or assigns, any confidential information of Seller that is included in the Acquired Intellectual Property.  To Seller’s Knowledge, no such employee, independent contractor or consultant has breached any of the provisions of any such agreement.

(vi)The docket report set forth in Section 3(g)(iii) of the Disclosure Letter is accurate.

(h)Environmental, Health, and Safety Matters.  Seller and its predecessors and Affiliates have complied in all material respects with all applicable environmental, health, and safety Laws the failure of which to comply with would have a Material Adverse Effect with respect to Seller or which would be reasonably expected to create any Encumbrance on the Acquired Assets.  Without limiting the generality of the foregoing, Seller and its predecessors and Affiliates have obtained and complied with all permits, certificates, licenses, filings, approvals and other authorizations of any Governmental Authority that are required pursuant to any applicable environmental, health, and safety Laws for Seller’s independent manufacture, packaging, validation, production and sale of the Device.

(i)Contracts.

(i)Section 3(i) of the Disclosure Letter lists the contracts and other agreements related to the Acquired Assets to which Seller is a party and which are being assigned to Buyer as part of the Transactions, other than purchase orders entered into in the Ordinary Course of Business (the “Acquired Contracts”).

(ii)Seller has delivered to Buyer a correct and complete copy of each written agreement listed in Section 3(i) of the Disclosure Letter (as amended to date), except as redacted to reflect pricing and other information for Seller’s products that are not Acquired Assets.  Except as described in Section 3(i) of the Disclosure Letter, with respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms (other than the assignment of Seller’s rights and obligations to the Buyer) following the consummation of the Transactions; and (C) none of Seller nor, to Seller’s Knowledge, the other party or parties to the agreement are in breach or default, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement and Seller does not have the present expectation or intention of not fully performing all its respective obligations under each such agreement prior to Closing.  Where consent is required to the assignment of such contract to Buyer, Seller has obtained such consent in writing and will deliver a copy of such consent to Buyer prior to Closing as further provided in Section 5(a)(iv) herein.

(j)Litigation.  Except as set forth in Section 3(j) of the Disclosure Letter, there is no litigation or governmental proceeding or investigation pending or, to Seller’s Knowledge,

threatened against or affecting the Device or any of the Acquired Assets, nor to Seller’s Knowledge has there occurred any event or does there exist any condition on the basis of which any such litigation, proceeding or investigation might properly be instituted against Seller or any Affiliate of Seller, related to the Device or any of the Acquired Assets.  Neither Seller nor any Affiliate of Seller is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority related to the Acquired Assets.  There are no actions, suits, claims, investigations or proceedings pending or, to Seller’s Knowledge, threatened, against Seller or any Affiliate of Seller related to the Acquired Assets that would reasonably be expected to result, either in any individual case or in the aggregate, in a Material Adverse Effect or affect the rights of Buyer in the Acquired Assets or the ability of Buyer to manufacture, distribute, sell or otherwise dispose of the Device.  The foregoing sentences include, without limiting their generality, actions pending or, to Seller’s Knowledge, threatened against Seller involving the employment (prior or present) of any of Seller’s officers’ or employees’ use of any information or techniques related to the Acquired Assets allegedly proprietary to such officer or employee.

(k)Product Warranty.

(i)All units of the Device have been manufactured, sold and delivered in conformity with all applicable Laws of all Governmental Authorities applicable to the Business or with respect to jurisdictions in which the Device is manufactured, marketed or sold.  Except as set forth in Section 3(k) of the Disclosure Letter, Seller has no knowledge of any product failure, recall, or injury-causing event relating to the Device, whether related to Seller or any of its Affiliates.

(ii)Seller has furnished or made available to Buyer complete and correct copies of the terms and conditions of sale for the Device (containing applicable guaranty, warranty and indemnity provisions).

(l)Product Liability.  Except as described in Section 3(l) of the Disclosure Letter, to Seller’s Knowledge, Seller does not have any Liability arising out of any injury to individuals as a result of such individuals’ use of any Device as manufactured, sold or delivered, in each case, by Seller prior to the date hereof.

(m)Customers and Suppliers.  Section 3(m) of the Disclosure Letter sets forth (a) the name and net sales of each of the twenty (20) most significant customers (by revenue) (“Material Customers”) and (b) the name of the twelve  (12) largest suppliers (by purchases) (“Material Suppliers”) of the Seller and/or its Affiliates with respect to the Device as of twelve (12)-month period ending December 31, 2015.  To the Sellers’ knowledge, no Material Customer intends, anticipates or otherwise expects to stop, materially decrease the volume of, or change, adjust, alter or otherwise modify in any material manner any of the terms (whether related to payment, price or otherwise) with respect to purchasing the Device (whether as a result of the consummation of the Transactions).  To the Seller’s Knowledge, no Material Supplier is considering or intends, anticipates or otherwise expects to stop, materially decrease the volume of, or change, adjust, alter or otherwise modify in any material manner any of the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to the Seller (whether as a result of the consummation of the Transactions).

(n)[Intentionally omitted]

(o)Financial Statements.  Seller has delivered to Buyer: unaudited financial information related to the Business for the period ending November 30, 2015 (the “Financial Information”).  The Financial Information fairly presents the financial condition of the Business as of the date thereof and for the periods referred to in such Financial Information.

(p)Taxes.  To the extent that failure to do so would have a Material Adverse Effect with respect to Seller, Seller has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to Seller, pursuant to the Laws of each Governmental Authority with taxing power over it or its assets, except such Taxes, if any, as are set forth in the Financial Statements and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the most recent balance sheet included in the Financial Statements.  There has been no audit, the resolution of which has had or will have, a Material Adverse Effect with respect to Seller, by the Internal Revenue Service or relevant state tax authorities of the United States federal or state income, or state franchise or sales, Tax Returns of Seller.  Seller has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment of Taxes of Seller or for which Seller may be liable, to the extent that the failure to pay such Taxes would have a Material Adverse Effect with respect to Seller.  The charges, accruals and reserves with respect to Taxes, including deferred Taxes, on the respective books of Seller are adequate (determined in accordance with GAAP) and are at least equal to Seller’s Liability for Taxes, to the extent that the failure to pay such Taxes would have a Material Adverse Effect with respect to Seller.  There exists no material proposed tax assessment against Seller except as disclosed in the Financial Statements.  To the extent that failure to do so would have a Material Adverse Effect with respect to Seller, all Taxes that Seller is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person.  All Tax Returns filed by or on behalf of Seller are true, correct and complete, to the extent that failure to do so would have a Material Adverse Effect with respect to Seller.  Seller has no, and will not have any, Liability for Taxes of any nature relating to periods prior to the Closing Date, to the extent that failure to pay such Taxes would have a Material Adverse Effect with respect to Seller, except as will be reflected in the Financial Statements, and all such Liability for Taxes reflected in the Financial Statements shall remain the sole obligation of Seller, except as set forth in Section 7(e) or 10(p) of this Agreement.

(q)Bankruptcy.  Neither Seller nor any member of Seller have made any assignment for the benefit of creditors, filed any petition in bankruptcy, been adjudicated insolvent or bankrupt, petitioned or applied to any tribunal for any receiver, conservator or trustee of any of them or any of their property or assets, or commenced any action or proceeding under any reorganization arrangement, readjustment of debt, conservation, dissolution or liquidation law or statute or any jurisdiction; and no such action or proceeding has been commenced or threatened against Seller by any creditor, claimant, Governmental Authority or any other Person.

(r)FDA and Regulatory Matters.  Except as set forth in Section 3(r) of the Disclosure Letter, Seller has obtained, or has permitted a designated third party to obtain, all material applicable approvals, licenses/registrations or clearances required by a Governmental Authority  (collectively, the “Seller Approvals”) necessary for the marketing and sale of the Device in the countries in which Seller sells the Device immediately prior to the Closing Date and all such Seller Approvals are set forth on Section 3(c) of the Disclosure Letter; (ii) Seller is in compliance in all material respects with the applicable terms and conditions of each Seller Approval and with all applicable Laws, including applicable requirements under the FDCA, as they apply to the Device; and (iii) Seller is in compliance in all material respects with all applicable Laws regarding registration, license, and certification for each Seller controlled site at which the Device is manufactured.

(s)Broker Fees.  Seller does not have any Liability or obligation to pay any fees or commissions to any broker, finder, agent or investment banker with respect to the Transactions.

4.Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows:

(a)Organization of Buyer.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah.

(b)Authorization of Transaction.  Buyer has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  This Agreement and the other Transaction Documents to which Buyer is a party, assuming the due authorization, execution and delivery hereof and thereof by Seller and any other parties hereto and thereto, constitute the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with their terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting or relating to the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c)Non-contravention.  Neither the execution and the delivery of this Agreement or the other Transaction Documents to which Buyer is a party, nor the consummation of the Transactions, will (i) violate any Law or other restriction of any Governmental Authority to which Buyer is subject or any provision of its charter or bylaws (or any other governance document) or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

(d)Brokers’ Fees.  Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, agent or investment banker with respect to the Transactions.

(e)Sophisticated Buyer.  Buyer is an informed and sophisticated buyer and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Acquired Assets and the Device and the assumption of the Assumed Liabilities.  Buyer has undertaken such investigation as it deems necessary or appropriate to enable it to make an informed and intelligent decision with regard to this Agreement and the Transactions including a complete review of the Acquired Contracts.

5.[Intentionally Omitted].

6.[Intentionally Omitted].

7.Post-Closing Covenants.  The Parties agree as follows with respect to the period following the Closing, effective upon the Closing:

(a)General.  In case within three (3) years after the Closing any further action is necessary or desirable to carry out the purposes of the Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party.

(b)Reimbursement Obligation.  Buyer will reimburse Seller for reasonable attorneys’ fees and expenses incurred by Seller to complete the patent prosecution and maintenance requests described in Schedule 7(b).

(c)Non-Competition.

(i)Seller agrees and acknowledges that it is familiar with the trade secrets and other information of a confidential or proprietary nature related to the Acquired Assets.  Seller also agrees and acknowledges that Buyer would be irreparably damaged if Seller or any of its subsidiaries were to provide services or operations in competition with the Device or the Business of Buyer with respect to the sale, distribution or manufacture of a product which is competitive with the Device and that any such competition would result in a significant loss of goodwill by Buyer.  Seller further agrees and acknowledges that (A) the covenants and agreements set forth in this Section 7(c) were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if Seller breached any of the provisions of this Section 7(c), and (B) in order to assure Buyer that the Device will retain its value, it is necessary that Seller and its subsidiaries undertake not to utilize their special knowledge of the sale, distribution or manufacture of the Device, or their relationship with clients or customers to compete with Buyer with respect to the Device, in each case during the Restricted Period.

(ii)Therefore, in further consideration of the amounts to be paid hereunder in exchange for the Acquired Assets, Seller agrees that from and after the date of this Agreement and continuing for five (5) years from such date (the “Restricted Period”), it will not, and will cause each of its subsidiaries not to, directly or indirectly, either for itself or through any other Person, compete anywhere within the entire world in any business directly competitive with the Device.

(iii)Without limiting the generality of the provisions of Section 7(c)(ii), Seller hereby agrees that during the Restricted Period, Seller will not, directly or indirectly, without Buyer’s prior written consent, (A) solicit or otherwise deal with any clients, purchasers or suppliers of Buyer, in each case, in any manner designed to  take business away from Buyer with respect to the Device.

(iv)Seller acknowledges and agrees that during the Restricted Period the territorial, time and scope limitations set forth in this Section 7(c) are reasonable and are properly required to protect Buyer’s substantial investment hereunder and for the protection of Buyer’s legitimate interest in client relationships, goodwill and trade secrets related to the Device, and that such limitations would not impose any undue burden upon Seller.  In the event that any such territorial, time or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, Seller agrees, and Seller submits, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court will deem reasonable or enforceable under the circumstances.  If such partial enforcement is not possible in such jurisdiction, the provision will be deemed severed as to such jurisdiction, and the remaining provisions of this Agreement will remain in full force and effect.

(v)Seller acknowledges and agrees that in the event of Seller’s or any of its subsidiaries’ actual or threatened breach of any of the provisions contained in this Section 7(c), Buyer will have no adequate remedy at law.  Seller accordingly agrees that in the event of any actual or threatened breach of any of the provisions contained in this Section 7(c), Buyer will be entitled to the following rights and remedies, without the need of posting bond or proving actual damages, each of which rights and remedies will be independent of the others and severally enforceable: (A) such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction; and (B) the right and remedy to require Seller to account for and pay over to Buyer any profits, monies, accruals, increments or other benefits derived or received by such Seller as the result of any transactions or conduct constituting a breach of any of the provisions contained in this Section 7(c).  Nothing contained herein will be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove.

(vi)Notwithstanding anything in this Section 7(c) to the contrary, nothing in this Agreement shall impose any obligation on a Person who acquires control of Seller, unless such acquisition is consummated primarily for the purpose of avoiding the obligations under this Section 7(c).

(d)Transfer of Assets.  The Parties agree to the following with respect to the delivery to Buyer of the Acquired Assets:

(i)Delivery of Items; Training.  Commencing as soon after the execution of this Agreement as reasonable practicable and continuing until the expiration of the term of the Transition Supply Agreement (the “Transfer of Assets Support Period”), Seller shall provide to Buyer the following Transfer of Assets Support:

(A)Manufacturing Operator Training: Training at Seller’s facilities in Georgia for up to four (4) Buyer manufacturing operators and one (1) Supervisor/Lead (“Buyer manufacturing trainees”) per month. To the extent reasonably required and requested in writing by Buyer with seven (7) calendar days advance notice, Seller shall also provide up to forty (40) hours of manufacturing operator training at Buyer’s facilities.

(B)Quality and Inspection Training: Training at Seller’s facilities in Georgia for up to two (2) Buyer quality and inspection personnel (“Buyer quality and inspection trainees”) per month. To the extent reasonably required and requested in writing by Buyer with seven (7) calendar days advance notice, Seller shall also provide up to forty (40) hours of quality and inspection training at Buyer’s facilities.

(C)Engineering:  Up to eighty (80) hours of engineering, one hundred (100) hours of research and development (inclusive of validation support), sixty (60) hours Purchasing, sixty (60) hours of operations and sixty (60) hours of Quality Control and forty (40) hours of Quality Assurance and Regulatory Systems support by Seller’s employees at Buyer’s facilities located in South Jordan, Utah or at such other location as mutually acceptable to Buyer and Seller to assist the Buyer in establishing its own manufacturing operations, research and development capabilities and quality systems and regulatory assurance program for the Device. In connection with the foregoing, Sellers agrees to use commercially reasonable efforts, as reasonably requested by Buyer, to train Buyer’s personnel on manufacturing, component or raw materials acquisition, manufacturing product, WIP Inspection, sterilizing, and inspecting the Device, as well as on current research and development activities and the establishment of an effective quality systems and regulatory assurance program to support the Device.

(D)Sales and Marketing Support: Up to forty (40) hours of sales and marketing support by Seller’s employees at or from Seller’s facilities in Georgia, to assist Buyer in developing its own marketing program and materials for the Device and to assist Buyer in the transition of Device customers from Seller to Buyer, as well as to train Buyer’s employees on the sale of the Device.  Upon mutual agreement of the Parties, Seller’s employees may travel to locations other than Seller’s Georgia facilities to provide Buyer with such sales and marketing support.

(E)Other Training or Support:  Upon seven (7) calendar days advance written request from Buyer, Seller agrees to make its then current personnel that are experienced and knowledgeable about the Device reasonably available at Seller’s facilities in Georgia to Buyer to provide such other training or support to Buyer as Buyer may reasonably request, up to, inclusive of the training or support provided under other paragraphs of this Article 7(d), a maximum of five hundred (500) hours of Transfer of Asset Support by Seller.

(ii)Reimbursement of Seller’s Costs and Expenses:   To the extent Seller provides training or support to Buyer’s employees at Seller’s facilities in Georgia, Buyer shall bear any travel, hotel and other expenses for Buyer’s employees, as well as any out-of-pocket expenses incurred by Seller associated with such training or support. To the extent Seller’s employees provide training or support to Buyer at locations other than Seller’s facilities, including at Buyer’s main headquarters at South Jordan, Utah, Buyer agrees to reimburse Seller for all travel, hotel and other expenses for such Seller’s employees to provide associated with providing such training or support.

(iii)Transfer of Acquired Assets:   Except as otherwise provided in this Agreement, immediately following the Closing (and subsequently to the extent Acquired Assets have not been physically transferred to Buyer), Buyer and Seller shall use commercially reasonable efforts to physically transfer the Acquired Assets from Seller to Buyer, on reasonable timing considerations for both Parties, and subject to Buyer’s reasonable discretion as to when such transfer shall occur.

(e)Tax Periods.  Subject to Section 10(p): (i) Seller shall bear and pay when due, or otherwise indemnify and reimburse Buyer for, all Taxes related to the Acquired Assets or Business that are allocable to taxable years or other periods ending on or prior to the Closing Date (and in the case of any taxable year beginning before but ending after the Closing Date, Taxes that are allocable to the portion of such taxable year or period ending on the Closing Date), including income and excise Taxes on Seller resulting from the sale of the Acquired Assets; and (ii) Buyer shall bear and pay when due, or otherwise indemnify and reimburse Seller for, for all Taxes related to the Acquired Assets or Business that are allocable to taxable years or other periods beginning after the Closing Date (and in the case of any taxable year beginning before but ending after the Closing Date, Taxes that are allocable to the portion of such taxable year or period beginning after the Closing Date). With respect to any taxable period that begins before but ends after the Closing Date, Taxes for such straddle period shall be allocated between the portion of the period ending on the Closing Date and the portion of period beginning after the Closing Date based on an interim closing of the books as of the of the Closing Date.

(f)Supply.  Through December 31, 2016, Buyer shall continue to supply Devices to distributors and customers of Seller in compliance in all material respects with the terms and conditions Seller, immediately prior to the Closing, supplied such Devices to such distributors and customers of Seller; provided that Seller has provided to Buyer a copy of such terms and conditions.

(g)Records.  Upon Buyer’s reasonable request, Seller shall deliver accurate copies of records in Seller’s possession or control maintained by Seller with respect to Seller’s operation of the Business prior to the Closing Date if and to the extent Seller created or used such records exclusively with respect to the Device prior to the Closing Date.

8.Remedies for Breaches of this Agreement.

(a)Survival of Representations and Warranties.  All of Seller’s representations and warranties contained in Section 3 of this Agreement shall survive the Closing (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of one year thereafter, except that Seller’s representations and warranties contained in Sections 3(a),  3(b),  3(d),  3(g) and 3(p) of this Agreement (collectively, the “Fundamental Representations”) shall survive the Closing and continue in full force and effect until the expiration of the applicable statutes of limitations periods;  provided,  however, that the representations and warranties contained in Section 3(g) shall continue in full force

and effect for a period of four years after the Closing.   The Seller’s representations and warranties shall terminate upon the expiration of the applicable survival period described in this Section 8(a).  All of Buyer’s representations and warranties contained in Section 4 of this Agreement shall survive the Closing (even if Seller knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of one year thereafter, at which point such representations and warranties shall terminate.  The Parties’ covenants shall survive the Closing, except to the extent specified otherwise in this Agreement.

(b)Indemnification Provisions for Benefit of Buyer and Seller.

(i)In the event that Seller has breached  any of its representations and warranties contained in Section 3 of this Agreement or any of its covenants or agreements contained in this Agreement (including the post-closing covenants set forth in Section 7), and, provided that Buyer makes a written claim for indemnification against Seller pursuant to Section 8(c) below within such survival period, then Seller agrees to indemnify Buyer and its Affiliates and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnitees”) from and against the entirety of any Adverse Consequences the Buyer Indemnitees may suffer through and after the date of the claim for indemnification (including, with respect to Indemnification Claims asserted pursuant to Section 8 prior to the end of the applicable survival period, any Adverse Consequences Buyer Indemnitees may suffer after the end of any applicable survival period), in each case resulting from, arising out of, or caused by, such breach.

(ii)From and after the Closing, and without giving effect to any limitations set forth in Section 8(e) hereof (except with respect to Section 8(b)(ii)(B), which shall be subject to such limitations), Seller agrees to indemnify Buyer Indemnities from and against the entirety of any and all damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, obligations, taxes, Encumbrances, losses or fees, together with all reasonable expenses and fees, including court costs and attorneys’ fees and expenses, including those arising out of any actions, suits, proceedings, hearings, official inquiries, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees or rulings, in each case arising out of, resulting from, or caused by:

(A)Any amounts owing pursuant to the payment obligations set forth in the Agreement and Plan of Merger, dated as of May 14, 2012 by and among Seller, CL Crown, Inc., Hemosphere, Inc. and Mitchell Dann.

(B)a personal injury to the extent such personal injury is caused solely by a manufacturing defect in or a design defect in a Device manufactured by Seller prior to the Closing Date or is caused solely by a failure to warn in the printed Instructions for Use (“IFU”) included by Seller on, or in, the package containing, a Device manufactured by Seller prior to the Closing Date.

(iii)In the event that Buyer has breached any of its representations or warranties contained in Section 4 of this Agreement or any of its covenants or agreements contained in this Agreement, and provided that Seller makes a written claim for indemnification pursuant to

Section 8(c) below within such survival period, then Buyer agrees to indemnify Seller and its Affiliates, managers, members, employees and agents (collectively, the “Seller Indemnitees”) from and against the entirety of any Adverse Consequences Seller Indemnitees may suffer through and after the date of the claim for indemnification (including, with respect to Indemnification Claims asserted pursuant to Section 8 prior to the end of the applicable survival period, any Adverse Consequences Seller Indemnitees may suffer after the end of any applicable survival period) , in each case arising out of, resulting from, or caused by, such breach.

(iv)From and after the Closing, and subject to the limitations set forth in Section 8(e) hereof, Buyer agrees to indemnify Seller Indemnities from and against the entirety of any and all damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, obligations, taxes, Encumbrances, losses or fees, together with all reasonable expenses and fees, including court costs and attorneys’ fees and expenses, including those arising out of any actions, suits, proceedings, hearings, official inquiries, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees or rulings, in each case arising out of, resulting from, or caused by a personal injury to the extent such personal injury is caused solely by a manufacturing defect in or design defect in a Device manufactured by Buyer after the Closing Date or is caused solely by a failure to warn in the IFU included by Buyer on, or in, the package containing, a Device manufactured by Buyer after the Closing Date.

(v)If both Seller and Buyer breach a covenant, representation or warranty in connection with a single claim for indemnification by a Third Party, then the obligations of (i) and (iii) will apply, but the Adverse Consequences of indemnifying the other Party pursuant to this Section 8 will be offset against the Adverse Consequences of such breach for each Party.

(c)Matters Involving Third Parties.

(i)If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which gives rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that as long as the notice of such indemnification claim to the Indemnifying Party is made prior to the expiration of the survival period pursuant to Section 8(a), no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced.

(ii)Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within 15 business days after the Indemnified Party has given notice of the Third Party Claim of its intention to contest the Third Party Claim (it being understood that the Indemnifying Party may reserve its rights as to whether or not it in fact is liable to indemnify the Indemnified Party), (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder (including the payment in cash of all fees and costs associated with such defense), (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.  If a Third Party Claim involves entitles both Parties or their indemnitees to indemnification, then the Party reasonably likely to have the more costly indemnification obligation pursuant to Section 8 shall be deemed to be the Indemnifying Party for purposes of the defense of such Third Party Claim.

(iii)So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8(c)(ii) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably), unless the following shall apply (in which case the Indemnifying Party may settle and compromise such Third Party Claim without the prior written consent of the Indemnified Party): (x) there is no finding or admission of any violation of Law or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnified Party; and (y) the sole relief provided is monetary damages that are paid in full in cash by the Indemnifying Party.  If the Indemnified Party fails to consent to any settlement or compromise offer, the Indemnifying Party may continue to contest such Third Party Claim and, in such event, (subject always to Section 8(b)(i)) the maximum liability of the Indemnifying Party for such Third Party Claim shall not exceed such settlement or compromise offer.

(iv)In the event any of the conditions in Section 8(c)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (B) the Indemnifying Party will reimburse the Indemnified Party (with cash) promptly and periodically for its reasonable costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (C) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided in this Section 8.

(d)Characterization of Payments.  All indemnification payments under this Section 8 shall be deemed adjustments to the Purchase Price.

(e)Limitations.  Notwithstanding anything contained herein to the contrary, no party to this Agreement shall be liable to any other party for consequential, special, exemplary, or punitive damages; provided,  however, that an Indemnifying Party under this Agreement shall be liable to an Indemnified Party under this Agreement for all Third Party Claim amounts that include any of the foregoing types of damages.  All indemnification payments payable hereunder shall be reduced by the amount of insurance proceeds received by the Indemnified Party as a result of the Adverse Consequences for which the Indemnified Party is seeking indemnification.  Each party agrees to use reasonable commercial efforts to realize such insurance benefits.  The maximum aggregate indemnification obligation of any Party with respect to any and all claims under this Agreement or pursuant to the Transactions shall be capped at and shall not exceed $18,500,000 (taking into account all indemnification payments previously made by such Party), except that indemnification obligations solely pursuant to Section 8(b)(ii)(A) shall not be limited by this provision.  Unless total Adverse Consequences for which a Party is entitled to indemnification pursuant to Section 8 exceed $185,000, such Party shall not be entitled to indemnification for such Adverse Consequences, except that indemnification obligations solely pursuant to Section 8(b)(ii)(B) shall not be limited by this provision.  Each Party’s indemnification obligation with respect to a representation and warranty shall terminate upon the expiration and termination of the representation and warranty pursuant to Section 8(a); provided, however, that if a Party asserts a claim for indemnification pursuant to Section 8(c) based on a breach of a representation and warranty in this Agreement prior to the expiration and termination of such representation or warranty, then with respect to the representation and warranty upon which such indemnification is based, the survival period of such representation and warranty shall be extended and shall not terminate with respect to such indemnification claim only until such claim is resolved.  The indemnification obligations in Section 8(b)(ii)(B) and (iv) shall terminate upon the fourth anniversary of the Closing Date; provided, however, that if a Party asserts a claim for indemnification pursuant to Section 8(c) based on Section 8(b)(ii)(B) or (iv), as applicable, prior to the fourth anniversary of the Closing Date, then with such indemnification claim, the survival period of such representation and warranty shall be extended and shall not terminate with respect to such indemnification claim only until such claim is resolved.

(f)Escrow Agreement.  During the term of the Escrow Agreement (i.e. the first anniversary of the Closing unless extended with respect to then pending claims), the indemnification obligations of Seller pursuant to Section 8 shall be first satisfied from the Escrow Fund.  Except with respect to (i) a breach by Seller of any of the Fundamental Representations prior to the expiration of the survival period with respect to such Fundamental Representation,  Seller’s fraud and indemnification under Section 8(b)(ii) the Escrow Fund shall be Buyer’s exclusive remedy for indemnification pursuant to this Agreement.

(g)Exclusive.  The provisions of this Article 8 hereof set forth the exclusive rights and remedies of Buyer and Seller with respect to matters arising under or in connection with this Agreement and the Transactions, and such indemnification remedies are in lieu of all other remedies based upon any other theory, except with respect to fraud by a Party.

9.[Intentionally Omitted].

10.Miscellaneous.

(a)Press Releases and Public Announcements.  Notwithstanding anything to the contrary in the Mutual Non-Disclosure Agreement between the Parties, Seller may issue a press release or make any public announcement or comment relating to the fact of or the subject matter of this Agreement, including filing or furnishing such information to the Securities and Exchange Commission, NYSE or any other regulatory body, in each case, without prior written consent of Buyer.

(b)No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns with respect to all rights and obligations of such Parties hereunder.

(c)Entire Agreement.  Except with respect to the Mutual Non-Disclosure Agreement, this Agreement and the Transaction Documents (including the Disclosure Letter) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they address the subject matter hereof.

(d)Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations, in each case, hereunder without the prior written approval of the other Party.

(e)Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.  A facsimile copy of this Agreement or any counterpart hereto shall be valid as an original.

(f)Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or when sent by facsimile followed by delivery by reputable overnight courier service (charges prepaid), one day after being sent to the recipient by reputable overnight courier service (charges prepaid) or five (5) days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.  Any notice, demand or other communication hereunder may be given by any other means (including telecopy or electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.  Such notices, demands and other communications shall be sent to the addresses indicated below:

If to Seller:

CryoLife, Inc.

1655 Roberts Blvd., NW

Kennesaw, Georgia 30144

Facsimile: (770) 426-0031

Attention: Jean F. Holloway, General Counsel

With a copy to:

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

900 S. Capital of Texas Hwy.

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Facsimile: (512) 338-5499

Attention: Paul Tobias

If to Buyer:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

Facsimile: (801) 253-1600

Attention: Fred P. Lampropoulos, Chairman and CEO

and

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

Facsimile: (801) 208-4302

Attention: Delos Larson

With a copy to:

Parr Brown Gee & Loveless

185 S.  State St., Suite 800

Salt Lake City, Utah 84111

Facsimile: (801) 532-7750

Attention: Brian G.  Lloyd, Esq.

or to such other address, to the attention of such other Person and/or with such other copy or copies as the recipient Party has specified, by prior written notice to the sending Party.  If any time period for giving notice or taking action expires on a day which is a Saturday, Sunday or legal holiday in the State of Utah or the State of Georgia (any other day being a “business day”), such time period shall automatically be extended to the next business day immediately following such Saturday, Sunday or legal holiday.

(h)Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(i)Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), in each case, only by the mutual written consent of Buyer and Seller.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the non-breaching Party, nor shall any such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j)Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k)Expenses.  Except as provided in this Agreement, Buyer and Seller will each bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement, the other Transaction Documents and the Transactions.

(l)Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean “including without limitation.” The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

(m)Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n)Specific Performance.  Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Parties shall be entitled to seek an injunction or injunctions to prevent breaches of such provisions and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 10(o) below), in addition to the right to indemnification pursuant to Section 8 and any remedy to which it may be entitled, at law or in equity, with respect to fraud by the other Party.

(o)Waiver of Trial By Jury.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR THEREOF.  EACH PARTY AGREES THAT THIS SECTION 10(o) IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND EACH OF THE OTHER TRANSACTION DOCUMENTS AND ACKNOWLEDGES THAT THE OTHER PARTY WOULD NOT HAVE ENTERED INTO THIS AGREEMENT AND CONSUMMATED THE TRANSACTIONS IF THIS SECTION 10(o) WERE NOT PART OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

(p)Transfer Taxes.  All transfer, documentary, sales, use, value-added, goods and service, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with this Agreement or the Transactions shall be paid by the Party against whom the relevant taxing authority assesses such Tax.  Each of Seller and Buyer, as appropriate, shall, at its expense, file all necessary tax returns and other documentation with respect to all such Taxes.

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IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase Agreement on as of the date first above written.

Buyer:

MERIT MEDICAL SYSTEMS, INC.

By:  /s/ Fred P. Lampropoulos

Name: Fred P. Lampropoulos

Title: Chairman and CEO

Seller:

CRYOLIFE, INC.

By:  /s/ J. Patrick Mackin

Name: J. Patrick Mackin

Title: President & Chief Executive Officer